press release

ArcelorMittal publishes its 2016 Report on Payments to Governments in respect of Extractive Activities

27 June 2017 - ArcelorMittal (’the Company’) has today filed its 2016 report on Payments to Governments in respect of Extractive Activities, which provides a consolidated overview of payments made by the Company and its subsidiaries in 2016 to governments regarding its mining operations.

The report, which complies with new reporting requirements under Luxembourg law, is available for download from http://corporate.arcelormittal.com/ within the ‘Investors’ section.